ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at March 31, 2008 and for 3 months ended on March 31, 2008

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

as at March 31, 2008, December 31, 2007 and March 31, 2007

Assets	balance as at March 31, 2008	balance as at December 31, 2007	balance as at March 31, 2007
Non-current assets	**2 120 744**	**2 109 658**	**2 040 238**
Property, plant and equipment	1 958 424	1 946 060	1 875 343
Intangible assets, of which:	110 360	110 640	109 872
- goodwill	108 328	108 328	107 708
Investment in an associated company consolidated using the equity method of accounting	8 222	8 067	8 655
Available-for-sale financial assets	547	547	662
Other financial assets	2 746	3 640	2 983
Investment property	39 484	39 736	41 299
Other long-term investments	552	552	552
Deferred income tax assets	409	416	872
Current assets	**225 042**	**246 897**	**221 586**
Inventories	8 786	9 403	8 570
Trade receivables	73 694	60 625	66 130
Income tax receivables	744	692	64
Other short-term receivables	93 970	62 839	72 316
Financial assets at fair value through profit or loss	0	6 986	56
Cash and cash equivalents	47 848	106 352	74 450
Non-current assets held for sale	**11 635**	**10 745**	**7 485**
Total assets	**2 357 421**	**2 367 300**	**2 269 309**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET, continued

as at March 31, 2008, December 31, 2007 and March 31, 2007

Equity and Liabilities	balance as at March 31, 2008	balance as at December 31, 2007	balance as at March 31, 2007
Total equity	**1 790 544**	**1 800 327**	**1 657 982**
Capital and reserves attributable to equity holders of the Company	**1 788 980**	**1 798 484**	**1 656 451**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Foreign currency translation reserve	(907)	(848)	(577)
Retained earnings	1 138 800	1 148 245	1 005 941
Minority holdings	**1 564**	**1 843**	**1 531**
Non-current liabilities	**320 509**	**297 857**	**385 622**
Borrowings	218 878	188 904	275 564
Deferred income tax liability	60 751	66 827	67 461
Other non current liabilities	5 008	5 994	9 244
Provision for pension and similar benefits	35 851	36 111	33 297
Provisions for liabilities	21	21	56
Current liabilities	**246 368**	**269 116**	**225 705**
Borrowings	77 846	87 315	46 115
Trade payables	53 415	93 002	77 075
Current income tax liabilities	406	7 981	1 595
Other current liabilities	105 442	71 284	81 178
Provision for pension and similar benefits	6 685	6 906	5 521
Provisions for liabilities	2 574	2 628	14 221
Total equity and liabilities	**2 357 421**	**2 367 300**	**2 269 309**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 3 months ended on March 31, 2008 with comparable figures for the year 2007

	3 months ended on March 31, 2008	3 months ended on March 31, 2007
Net sales of services	227 251	225 864
Net sales of products, merchandise and raw materials	977	1 433
Cost of services, products, merchandise and raw materials sold	(186 819)	(180 474)
Gross profit on sales	**41 409**	**46 823**
Other operating income	3 303	8 430
Distribution & marketing expenses	(11 001)	(12 618)
Overheads & administrative expenses	(38 089)	(39 530)
Other operating expenses	(2 888)	(4 248)
Operating loss	**(7 266)**	**(1 143)**
Financial expenses	(4 673)	(3 683)
Share in net profits of subsidiaries, affiliates and associated companies	155	666
Loss before tax	**(11 784)**	**(4 160)**
Income tax expense	2 060	371
Net loss for the period	**(9 724)**	**(3 789)**
Ascribed to:		
Shareholders of the controlling company	(9 445)	(3 603)
Minority shareholders	(279)	(186)
	(9 724)	**(3 789)**
Loss per common share (in PLN)		
Loss per share attributable to the equity holders of the Company for the period	(0,20)	(0,08)

Total loss for the period relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2008 with comparable figures for the year 2007

	Capital attributable to equity holders of the Company					
	Share capital	Other capital	Foreign currency translation reserve	Retained earnings	Minority interests	Total
Twelve months ended on December 31, 2007						
Balance as at January 1, 2007	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
- profit (loss) for the financial year	0	0	0	154 368	(249)	**154 119**
- translation differences on consolidation	0	0	(220)	0	0	**(220)**
- others	0	0	0	0	375	**375**
Total recognised income	**0**	**0**	**(220)**	**154 368**	**126**	**154 274**
dividends	0	0	0	(15 667)	0	**(15 667)**
Balance as at December 31, 2007	**517 754**	**133 333**	**(848)**	**1 148 245**	**1 843**	**1 800 327**
of which : three months ended on March 31, 2007						
Balance as at January 1, 2007	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
- loss for the period	0	0	0	(3 603)	(186)	**(3 789)**
- translation differences on consolidation	0	0	51	0	0	**51**
Total recognised income	**0**	**0**	**51**	**(3 603)**	**(186)**	**(3 738)**
dividends	0	0	0	0	0	**0**
Balance as at March 31, 2007	**517 754**	**133 333**	**(577)**	**1 005 941**	**1 531**	**1 657 982**
Three months ended on March 31, 2008						
Balance as at January 1, 2008	**517 754**	**133 333**	**(848)**	**1 148 245**	**1 843**	**1 800 327**
- loss for the period	0	0	0	(9 445)	(279)	**(9 724)**
- translation differences on consolidation	0	0	(59)	0	0	**(59)**
Total recognised income	**0**	**0**	**(59)**	**(9 445)**	**(279)**	**(9 783)**
dividends	0	0	0	0	0	**0**
Balance as at March 31, 2008	**517 754**	**133 333**	**(907)**	**1 138 800**	**1 564**	**1 790 544**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED CASH FLOW STATEMENT

for 3 months ended on March 31, 2008 with comparable figures for the year 2007

	3 months ended on March 31, 2008	3 months ended on March 31, 2007
OPERATING ACTIVITIES		
Loss before tax	**(11 784)**	**(4 160)**
Adjustments:	**16 744**	**34 850**
Share in net profit /loss of companies consolidated using the equity method of accounting	(155)	(666)
Depreciation and amortization	42 400	40 644
(Gain) loss on foreign exchange differences	377	(34)
Interests	4 107	3 814
Profit/loss on investing activity	480	(156)
Change in receivables	(40 933)	(32 192)
Change in current liabilities, excluding borrowinc	12 063	18 672
Change in provisions	(535)	7 211
Change in inventories	617	618
Other adjustments	(1 677)	(3 061)
Cash from operating activities	**4 960**	**30 690**
Income tax paid	(11 642)	(3 129)
Net cash flow from operating activities	**(6 682)**	**27 561**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	3 993	3 852
Proceeds from sale of short-term securities	0	14 967
Interests received	10	34
Other investing income	7 000	108
Purchase of property, plant and equipment and intangible assets	(77 552)	(65 218)
Purchase of related entities	(410)	(410)
Purchase of short-term securities	0	(14 967)
Net cash flow from investing activities	**(66 959)**	**(61 634)**
FINANCING ACTIVITIES		
Proceeds from borrowings	35 152	2 558
Other financial income	40	14
Repayment of borrowings	(18 580)	0
Interest payment	(742)	(646)
Financial lease payments	(657)	(547)
Other financial cash flow	(76)	(103)
Net cash flow from financing activities	**15 137**	**1 276**
Change in cash and cash equivalents	**(58 504)**	**(32 797)**
Cash and cash equivalents at the beginning of period	**106 352**	**107 247**
Cash and cash equivalents at the end of period	**47 848**	**74 450**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT MARCH 31, 2008 AND FOR 3 MONTHS ENDED MARCH 31, 2008

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.
Orbis S.A. is Poland's largest hotel company that employs nearly. 3.2 thousand persons (average employment level in full-time jobs) and operates a network of 42 hotels (8,399 rooms) in 27 major cities, towns and resorts in Poland. Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels. Additionally, the Company owns 3 Etap-branded hotels operated by its subsidiary Hekon Hotele Ekonomiczne S.A.).
Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Orbis Travel Sp. z o.o., Orbis Transport Sp. z o.o. and its associate Orbis Casino Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Major companies of the Orbis Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network comprising: eight Ibis hotels, three Etaps, two Novotels located in the following towns: Szczecin (3), Warsaw (3), Kraków (2), Częstochowa (2), Łódź, Poznań and Zabrze, offering in aggregate 1,889 rooms in 7 towns in Poland. Moreover, the company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon. In the 2nd quarter of 2008, Hekon - Hotele Ekonomiczne S.A. is launching the operation of next Etap hotels in Kraków and Katowice and Mercure Grand in Warsaw.

Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent and a leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is the largest Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The complete list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements **have been prepared as at March 31, 2008 and for 3 months ended March 31, 2008.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that have been approved by the European Union.
The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the annual consolidated financial statements for 2007. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

- In the 1st quarter of 2008, the activities of the Orbis Group were markedly affected by seasonality of the hotel and tourist business and the reduction of the Group's available hotel base (liquidation of 5 hotels in 2007). The Group generated sales that were by 3% higer after the elimination of closed hotels. The Orbis Group achieved operating results that had been planed for 2008.
- In the 1st quarter, the Hotel Group achieved operating results that had been budgeted for 2008. The occupancy rate remained at the last year's level, while a negligible fall in the number of roomnights sold, brought about by the reduction of the number of available rooms (liquidation of hotels) and Easter that fell in March this year, was offset against a growth in the Average Room Rate. In the coming quarter, the hotel base will be expanded, which – following new hotels' start-up period – will be mirrored in generated results.
- The Orbis Hotel Group continues its strategy of development. The 1st quarter passed under the banner of forthcoming inaugurations of new and freshened-up hotels. The first stage of modernization works in the Grand Warszawa hotel came to an end. The hotel offers larger rooms, modern arrangement and improved security to its guests. The newly opened Mercure welcomed its first guests on May 5. Also, in the first half of May two new hotels of the Etap brand were opened: in Kraków and Katowice. Intense works related to two Etaps in Wroclaw are underway. These hotels are scheduled to be opened in the current year.

Jean-Philippe Savoye comments:

"Revenues of the Orbis Group for the first quarter of 2008 were slightly better (by 0.41%) compared to the past year. Despite closing of 5 hotels (more than 600 rooms) and the negative impact of the shift in the Easter holidays this year (March instead of April), net sales generated by the Orbis Hotel Group for the three first months of the year have progressed by 1.11%, while the EBITDA improved by 2.71%. These results reveal a strong operational performance of the hotel business, as the RevPar progressed by 7.48% in the first quarter of the year. Adjusted, for the closing of 5 hotels, figures for the Orbis Hotel Group show an increase of 4.8% in net sales and 7.6% growth of EBITDA.

We continue to implement our strategy of developing the economy hotel segment. Two hotels of the Etap brand located in Kraków and in Katowice will commence operations in May. Besides, the modernization program (re opening of Mercure Grand Warszawa) as well as preparations for the construction of successive hotels are underway.

On the consolidated level, solid performance of our core hotel business was impacted by the transport and the travel segment that are currently undergoing in-depth restructuring programs."

2.2. Factors significant for the development of the Group

2.2.1 External factors

MACROECONOMIC SITUATION

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the tourist and hotel sector. According to preliminary projections of the IMF (Onet.pl. Biznes of April 10, 2008) the growth in the gross domestic product is estimated to stand at 4.9 % in the 1st quarter of 2008, which will be a very good result, given the very high growth reported last year (7.3%).

(all amounts are quoted in PLN thousand, unless otherwise stated)

Trade. Data published by the Central Statistical Office indicate that in the period January – February 2008 exports in current prices amounted to PLN 66.1 billion, while imports totaled PLN 76.3 billion. As compared to the corresponding period of 2007, exports rose by 12.3%, and imports by 13.6%. The negative balance stood at the level of PLN 10.2 billion (in 2007- PLN 8.3 billion). Among Poland's chief trade partners, the highest trade growth was reported in exports to Russia, Great Britain, France, Spain and the Ukraine, while in imports from the Republic of Korea, China and Spain.

Labor market. Data published by the Central Statistical Office indicate that in the 1st quarter of 2008 the average employment level in the enterprise sector went up by 6% as compared to the corresponding period of 2007 and amounted to 5.38 million persons, which testifies to high demand for labor. In turn, the average monthly salary in the enterprise sector stood at PLN 3 144.41 in March 2008 and was by 10.2% higher than in March last year. In March 2008, the number of the unemployed was reported to have dropped both in annual and monthly terms. The unemployed registered in labor offices as at the end of March 2008 accounted for 11.1% professionally active civil population (in February 2008 – 11.5%, in March 2007 – 14.3%).

Annual price growth. In the 1st quarter of 2008 (according to data published by the Central Statistical Office) we observed continued acceleration of the rate of growth in consumer prices, related, among others, to increases in regulated prices (electric energy, gas, fees for the utilities). In the 1st quarter of 2008, prices of consumer goods and services rose by 4.1% as compared to the corresponding period of 2007. In the 1st quarter of 2008, the MPC increased interest rates three times, each time by 0.25 percentage point.

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the level of sales in the hotel department, foreign incoming tourist traffic department and the RAC car rent segment. According to data of the National Bank of Poland, in the 1st quarter of 2008 the average EUR/PLN exchange rate stood at PLN 3.5760 and was lower than the average EUR/PLN exchange rate in the 1st quarter of 2007 by 8.0 %. The decline in the exchange rate of the EUR against PLN negatively impacts hotel sales, which forces a growth in prices of services in this sector. However, weaker EUR against PLN may push up profits in the foreign outgoing tourist traffic handled by Orbis Travel.

TOURIST TRAFFIC

Data concerning incoming, outgoing and domestic traffic in the 1st quarter of 2008 have not been published by the date of publication of this report. Comments on these issues will be presented in the next condensed consolidated quarterly report.

COMPETITION

Hotel market – no new competitive hotels were opened in the 1st quarter of 2008. On the Wrocław market, owing to an increased standard of services, two existing hotels were added to the list of competitive hotels, namely, the three-star Polonia hotel (143 rooms) and the two-star Wieniawa hotel (149 rooms). Plans for the year 2008 provide for the opening of four competitive hotels on the Tri-City market, two hotels on the Poznań market and one hotel on the Katowice market. In the next two years, the System, Tubus, Vienna International Hotels & Resorts and Orco Group hotel networks plan to make investments on the Warsaw market. On the other hand, the following hotel chains announced their presence in 2008-2009 on the Kraków market: Hilton Garden Inn, Vienna International Hotels & Resorts, Best Western Premium and Park Inn Rezidor SAS. The growth in the number of hotels in this country is brought about chiefly by such factors as: stable economic growth, dynamic growth in the number of tourists coming to Poland and better accessibility by means of transport (expansion of cheap airline carriers and construction of a network of highways) as well as selection of Poland along with the Ukraine as the hosts of European Football Championships in 2012. In the 1st quarter of 2008, the share held by the Orbis Hotel Group in the market (measured as the share of the number of available rooms) in major cities was as follows: Warsaw 41%, Kraków 28%, Katowice 40%, Tri-City 40%, Poznań 51%, Wrocław 36% and Szczecin 45%.

Travel agents' market – that the number of persons going abroad in this period is not considerable in comparison with summer months and is not decisive for the volume of traffic in annual terms. As regards positive factors resulting in the growth in the foreign outgoing tourist traffic, such factors as a considerable appreciation of

(all amounts are quoted in PLN thousand, unless otherwise stated)

the Polish Zloty against EUR and USD (prices of events are quoted in PLN) and a real growth in salaries in the entire country. In the domestic tourist traffic, the offer of Orbis Travel is the only domestic offer on the Polish market sold through catalogues and a wide network of agency offices, except for the offer for the youth – camps of such travel agents as BP Harctur, Kompas – Biuro Turystyki Aktywnej or Travel Shop).

Transport market – advantageous selling tendencies on the vehicles market should prevail. Such positive trends should improve the performance of the Orbis Transport Group and especially the performance of dominant company of Orbis Transport sp. z o.o. Further salary growth – and, hence, the consumption – increase the number of natural persons who decide to purchase new vehicles. Also, the number of trucks sold is gradually rising, vehicles bought by Polish transport companies are newer because these companies want to be competitive towards their counterparts from the Western Europe. The estimated market share contributed by Orbis Transport sp. z o.o. is at the level of 16%. Major competitors include: Eurolines, Eurobus, Sindbad, Agat and Polonia Transport. The estimated market share of Car Fleet Management is 3%, ranking the Company amongst the top ten CFM companies in Poland, managing approx. 62% of the market. The Polish short-term vehicles rental market is stabilized. The 1st quarter of 2008 did not bring any significant changes in this respect. According to latest estimates, ORBIS Transport Sp. z o.o. maintains the 30% share in the corporate rentals market – the largest competitor, AVIS, is also estimated at approx. 30%, and Europcar at 15%.

2.2.2 Internal factors

INVESTMENT PROGRAM OF THE GROUP

In the 3 months of 2008 the Orbis Group invested **PLN 61,917** thousand.

In the 1st quarter of 2008, **Orbis S.A.** made expenditure on property, plant and equipment of **PLN 37 777 thousand;** this amount was appropriated, among others, for modernization of hotels, including replacement of furniture and equipment, modernization of fire systems, installation of air-conditioning as well as adaptation of establishments for the needs of the disabled (Grand hotel in Warsaw). In line with the adopted development strategy, the Company is getting ready for the construction of hotels of the Etap, Ibis, Novotel and Mercure brands.

Capital expenditure incurred by **Hekon-Hotele Ekonomiczne S.A.** in the 1st quarter of 2008 amounted to **PLN 1 085 thousand,** and was earmarked predominantly for provision of equipment for the existing Etap hotels, machines and appliances, purchase of computer software and new hotel establishments.

Capital expenditure in the **PBP Orbis Group** in the 1st quarter of 2008 totaled **PLN 765 thousand,** and was designated, among others, for the adaptation of the new corporate seat of PBP Orbis Sp. z o.o. and purchase of IT equipment.

Capital expenditure in the **Orbis Transport Group** in the 1st quarter of 2008 amounted to **PLN 22 290 thousand,** of which PLN 20 267 thousand was earmarked for the purchase of vehicles for the needs of the long-term and short-term rental business of the parent company, caused by the increase in demand for services provided by Hertz Lease and a necessity to replace the vehicles fleet held by Hertz Rent a Car. The remaining amount was designated for the purchase of coaches by PKS Gdańsk Sp. z o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Capital expenditure in the Orbis Group

Company name	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Orbis S.A.	37 777	24 749	52,64%
Hekon Hotele Ekonomiczne S.A.	1 085	5 823	-81,37%
PBP Orbis Group	765	173	342,20%
Orbis Transport Group	22 290	15 220	46,45%
Orbis Group	**61 917**	**45 965**	**34,70%**

* data pertaining to Orbis S.A and Hekon Hotele Ekonomiczne are presented along with prepayments for investments.

STRATEGY OF THE ORBIS HOTEL GROUP

In the 1st quarter of 2008, the Management Board of Orbis S.A. continued to implement the strategy in accordance with the guidelines presented in the Strategy of the Orbis Hotel Group for 2005-2009 (current report no. 10/2005) and an updated version of the Strategy presented in June 2007 (current report no. 14/2007) covering the years 2007-2011.

Major guidelines of the Development Strategy of the ORBIS Hotel Group in 2007-2011 include:

- introduction of the Etap brand on the Polish market,
- continued development of the successful Ibis brand,
- modernization of some ORBIS hotels, including adaptation to meet the standards of Accor brands.

In the 1st quarter 2008, the following investment activities were taken within the framework of implementation of the Strategy:

Construction or conversion into hotels of new brands

In accordance with the adopted development strategy, the Group is getting ready to construct hotels of the Etap and Ibis economy brands as well as Novotels and Mercure hotels. The most advanced projects included construction of **two hotels of the ETAP brand** in Kraków (Novotel Bronowice) offering 120 rooms and in Katowice (Novotel Centrum) with 124 living units, which were rendered operational **in May 2008**. Plans for the current year provide also for the opening of two Etaps in Wrocław.

Major modernizations of existing hotels

- Works related to an in-depth remodeling of the **Grand hotel in Warsaw** have come to an end. The scope of the modernization program covered extension of rooms (at the cost of reduction of the number of rooms), technical modernizations and a change in the design, new arrangement of the main lobby, the food & beverage section as well as technical back-up facilities, improvement of the guests' and employees' safety as well as adaptation of the establishment for the needs of the disabled. Presently technical acceptance procedures are underway. The hotel was rendered operational on May 5, 2008. Once comprehensively remodeled, the Hotel operates as a Mercure.

- Continuation of the second stage of the investment project related to the **Mercure Hevelius hotel in Gdańsk.** The scope of works embraces, among others, modernization of remaining living units on floors I-XIV, corridors together with replacement of fire systems and adaptation of the hotel to comply with regulations pertaining to safety, replacement of TV and Internet systems, installation of air-conditioning in living units, replacement of furniture and equipment. Works covered by the second stage of the investment project will end in June 2008.
  The hotel, despite an immense scale of works, has not been closed for this period and provides full scope of services.
  The third stage of the investment project covers arrangement and remodeling of public areas (mezzanine and ground floor) and will be executed from October 2008 till May 2009.

(all amounts are quoted in PLN thousand, unless otherwise stated)

- Modernization and construction works are currently underway in the **Sofitel Victoria in Warsaw.** The scope of these works covers public areas, among others, the reception hall, ball rooms, fitness club and swimming pool. Furniture and other equipment will be replaced in modernized rooms. The investment project is scheduled to finish at the end of 2009.

- In **Novotel Airport in Warsaw** the second stage of modernization related to bathrooms in the "old" section of the hotel came to an end. The subsequent, third stage will be implemented successively from July 2008 and will be finished before the end of the current year.

- In the **Skalny hotel in Karpacz,** works commenced last year are underway. They are related to the replacement of facade, modernization of the main entrance and the roof. Within the next couple of days, modernization of subsequent 32 living units on the ground floor will begin, covering construction works, replacement of installations, front doors and bathroom equipment as well as replacement of furniture and equipment in hotel rooms.
  Modernization of public areas, corridors and the swimming pool is planned for the current year.

- In the years 2008-2010 the **Novotel Marina in Gdańsk** will be comprehensively modernized. Presently works related to the replacement of windows in the living section are underway, while - starting from October 2008 - works in the high section of the building are scheduled to commence. These works will be related to the adaptation of the building to fire regulations, modernization of 3 floors in the Novation standard, modernization of the ground floor and level – 1 according to a new arrangement and, possibly, works in the kitchen and food & beverage back-up facilities will start.

Capital expenditure in the remaining hotels concerned modernizations of a smaller scale. nevertheless it was indispensable for proper operation of hotels, guests' safety and comfort and purchase of property, plant and equipment, including computer hardware and software.

EMPLOYMENT

As at the end of March 2008, average employment in the Orbis Group amounted to **5,200** full-time jobs and was by 6.8 % lower as compared to the same period in the past year. This result is attributable mainly to Orbis S.A. that reported a 10.8 % drop in employment, being an outcome of the closure in 2008 of the Petropol, Arkona, Kosmos, Vera hotels as well as the Grand hotel in Warsaw, coupled with the reduction of employment due to regionalization of finance & accounting, HR & payroll. IT , sales and technical services.

Average employment in the Orbis Group (in full-time jobs)

Company name	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Orbis S.A.	3 204	3 591	-10,78%
Hekon Hotele Ekonomiczne S.A.	494	483	2,28%
PBP Orbis Group	561	536	4,66%
Orbis Transport Group	871	907	-3,97%
Orbis Kontrakty Sp. z o.o.	3	4	-25,00%
UAB Hekon	67	56	19,64%
Orbis Group	**5 200**	**5 577**	**-6,76%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

On March 25, 2008, the Polish government adopted the update of the convergence program for the years 2008-2010. The update comprises a macroeconomic projection until 2010 and presents major guidelines and directions of economic policy of the government.

Economic growth. In accordance with the mid-term projection for Poland, the average real rate of growth of the GDP in the years 2008-2010 will go down as compared to the years 2006-07. In 2008, the GDP growth rate of the Polish economy is assessed at approx. 5.5%.

Trade. The rate of growth in foreign trade is projected to decline further, the rate of imports growth should exceed that of exports because of the combination of the expected, relatively strong rise in the domestic demand and the expected, lower rate of growth in the economic activity in our major trade partners.

Labor market. The upwards tendency in demand for labor, observed in 2005-2007, will prevail. It is estimated that in the years 2008-2010 the number of working persons will go up by approx. 0.6 million and the rate of unemployment will decline from 11.4% in 2007 to approx. 4.5% in 2010 (in accordance with the definition of Eurostat).

Annual price growth. Chief factors determining inflation in 2008 will include: high rate of growth of domestic demand, increase in salaries in the economy, exchange rate of the Polish Zloty, rate of growth in agricultural produce prices as well as the tightening of the monetary policy. In 2008, the average annual rate of growth of consumer prices is projected to stand at 3.5%. The projection of interest rates of the National bank of Poland provides that in the years 2008-2010 the decisions to be taken by the MPC in respect of interest rates of the central bank will be made in the setting of prevailing risk of growth in the inflationary pressure.

Currency exchange rates. According to the projection of the exchange rate for the years 2008-2010, the Polish Zloty will further appreciate against the EUR, predominantly as a result of strong macroeconomic foundations of the Polish economy, increased attractiveness of assets denominated in Polish Zloty, the tightening of the monetary policy by the MPC and inflow of direct foreign investments to Poland.

TOURIST TRAFFIC

Incoming traffic – according to forecasts of the Institute of Tourism, an overall number of tourist arrivals will grow from 15 million in 2007 to approx. 19 million in the years 2012 and 2013, which means that the average annual dynamics of tourist arrivals in Poland in the years 2006-2013 will reach the level of 2.7%. The continuation of the fast growth rate can be expected in incoming traffic from non-neighboring EU countries, North America and other overseas countries, at the rate of 7-9% per year. A lower growth rate of incoming traffic may be observed in the case of the number of arrivals from Germany and the Eastern neighbors. It is assumed that the structure of tourists visiting Poland will change. Changes to be expected in the arrival structure mean that the basic segments of typical tourist arrivals and business trips will grow faster than the general number of tourists. It will be reflected in an increased number of tourists using collective accommodation establishments (from approx. 19.1 million foreigners and Poles in 2007 to approx. 24.4 million in 2013). Taking into consideration the economic boom connected with Poland's accession to the EU, the growing number of representatives of the latest wave of Polish emigrants arriving in Poland, the price level favorable for foreigners and the considerable growth in tourists' average daily spending, it is estimated that proceeds from foreigners' visits will grow considerably, from USD 9 billion in 2007 to USD 10.7 billion in 2013.

Outgoing traffic – owing to the prevailing high exchange rate of PLN against EUR and USD, resulting in relatively low costs of foreign travel, the number of departures abroad will systematically increase in the coming

(all amounts are quoted in PLN thousand, unless otherwise stated)

years at the rate of 6-7%, unless rapid changes in currency exchange rates are observed. It is estimated that the number of foreign trips made by Poles in 2007 will go up from about 7.7 million in 2007 to 11.3 million in 2013.

Domestic traffic – In 2007 the number of short-term visits (2-4 days) totaled about 21.0 million and, according to forecasts, in 2013 they will go up considerably to reach the level of 22.4 million. The number of long-term trips is expected to grow from about 17.2 million in 2007 to approx. 22.9 million in 2013.

COMPETITION

Hotel market – New openings on the Kraków, Katowice, Tri-City, Poznan and Wroclaw markets are planned for 2008. Key factors which contribute to the increasing number of hotels in Poland include: dynamic growth in the number of tourists visiting Poland, stable macroeconomic prospects of the Polish economy, higher room occupancy ratio for hotels, improving transport availability (the presence of low-cost airlines and planned construction of a network of highways) and the fact that our country, together with the Ukraine, has been selected to host UEFA European Football championship – Euro 2012. Openings of two four-star hotels with a total of 349 rooms are planned in Kraków, while two three-star hotels with 389 available rooms will be opened in Katowice. The launch of operation of three hotels on the Tri-City market has been postponed until 2008 and one hotel from each of the five-star, four-star and three-star category will be opened for operation in 2008 as well. An opening of a five-star hotel owned by Fortis in Poznań has been postponed until 2008, besides, it is planned to put into service a new hotel build on the foundations of the former Wielkopolski hotel and construction of a four-star hotel is underway. Within the coming year, a new four-star hotel will appear in Wroclaw, and the Best Western hotel is being expanded at present. As regards the Vilnius market, the Kempinski hotel is planned to start its operation in spring 2008.

Travel agents' market – – the dominant company in the PBP Orbis Group, operating under the business name of Orbis Travel, enjoys a strong position on the market. An exceptionally important development of the 1st quarter of 2008, from the point of view of travel agents and intermediaries selling air tickets, was that as of March 31, 2008 all airports were adapted to the passport-free clearance in connection with Poland's entry to the Schengen zone. Traffic at airports is expected to intensify considerably owing to the lessening of border controls and absence of a necessity to hold a valid passport, which will decidedly facilitate passengers' movement around the countries belonging to the Schengen zone. The 1st quarter is always a period marked by low activity in incoming traffic, but projections for the forthcoming months do not do not indicate that current partners of Orbis Travel are interested in engaging in direct cooperation with local suppliers. They appreciate the possibility to have all services they order provided by one agent and to get recommendations concerning the program, hotel base or other information necessary to prepare tourist products. In the domestic tourist traffic, major competitors of Orbis Travel are establishments promoted on the Internet that sell events directly to the client. In subsequent quarters of 2008, it is planed to better use the network of agency offices to sell the domestic offer and it's planed to launch on-line sales on the website.

Transport market – The CFM services market in Poland is an incessantly developing segment, marked by competition that is getting more and more fierce (also in terms of prices). According to the projections of KerallaResearch, until the end of 2008 the CFM market is to amount to 123 thousand vehicles (nearly 24% more than as at the end of 2007). The offerersare more numerous on the market. New companies providing CFM services began to operate (Santander Consumer Multirent and Althon Car Lease). A nearly 2% growth on the Rent a Car market in Poland is expected in incoming years, chiefly in the „business" sector, which is a result, first and foremost, of continued foreign investments in Poland. Also, the market will grow due to further development of cheap carriers, i.e. a potential source of customers for Rent a Car companies in the tourist sector. The prospect of the EURO 2012 event represents an advantageous factor that may contribute to a growth in revenues and profitability of the Rent a Car business, owing to intensified investments in the road infrastructure and larger foreign investments. The quality and density of roads and highways, nearing that encountered in Europe, is advantageous in terms of selection of a means of transport, i.e. a rented car.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the 1st quarter of 2008, the Management Board of Orbis S.A. comments on the projected 2008 EBITDA for the Orbis Hotel Group, composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The updated projection disclosed in the current report no. 14/2007 envisages that the total 2008 EBITDA generated by the entire Hotel Group will be equal to PLN 285 million. The EBITDA generated during the 1st quarter amounted to PLN 33 084 thousand. In the opinion of the Management Board the projection is being executed as planned, without there being any threats to this process. The generated result corresponds to the assumptions of the Hotel Group's budget for 2008 that factors in considerable seasonality of the 1st quarter and the influence of the smaller hotel base.

3. COMPANIES FORMING THE GROUP

3.1 Companies belonging to the Orbis Group and associated companies as at March 31, 2008

Subsidiaries: name and address	% share in equity	% of votes at the GM	Core business	Associated companies: name and address	% share in equity	% of votes at the GM	Core business
Hekon Hotele Ekonomiczne S.A	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games & gambling
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage				
ORBIS Transport, Sp. z o.o.	directly 98,88%; indirectly 0,17%	directly 98,88%; indirectly 0,17%	transport				
PBP Orbis, Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
AutoOrbisBus Sarl	indirectly 99,05%	indirectly 99,05%	promotion and communications				
Inter Bus Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	coach transport				
Capital Parking Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	rental of parking lots				
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agency				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

Decrease/increase of capital:

- Capital Parking Sp. z o.o. – registration in the National Court Register (KRS) on January 22, 2008 of the share capital increased up to the amount of PLN 553,000.00 by way of creation of 106 new shares with a nominal value of PLN 500 each. All newly created shares have been taken by the only shareholder, i.e. Orbis Transport Sp. z o.o.

- PKS Gdańsk Sp z .o.o. – registration in the National Court Register (KRS) on March 28, 2008 of the company's share capital increased up to the amount of PLN 15,200.00 by way of creation of 1 460 new shares with a nominal value of PLN 500 each. All newly created shares have been taken by the only shareholder, i.e. Orbis Transport Sp. z o.o. by way of an in-kind contribution of 2 coaches.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Other events:

- PBP Orbis Sp. z o.o. - registration in the National Court Register (KRS) on January 22, 2008 of a change in the corporate seat and address of the Company to: 02-699 Warsaw, 25 Kłobucka street.

- Orbis Transport Sp. z o.o. - registration in the National Court Register (KRS) on March 7, 2008 of establishment in the Company of the International Coach Transport Department in Warsaw, 27 Nowogrodzka street, 00-511 Warsaw.

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in the Group's net revenues	% share in the Group's balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,01%	0,18%
AutoOrbisBus Sarl	99,05%	0,01%	0,15%
TOTAL		**0,02%**	**0,33%**

The principles of consolidation and the basis for eliminating entities from consolidation are presented in the consolidated annual financial statements for 2007.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Group

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Net sales of products, merchandise and raw materials	228 228	227 297	0,41%
% share in total revenues	***98,57%***	***96,42%***	
Cost of services, products, merchandise and raw materials sold	(186 819)	(180 474)	3,52%
Distribution & marketing expenses	(11 001)	(12 618)	-12,82%
Overheads & administrative expenses	(38 089)	(39 530)	-3,65%
of which:			
-depreciation & amortization	(42 400)	(40 644)	4,32%
- staff costs	(71 764)	(69 592)	3,12%
- outsourced services	(68 809)	(70 516)	-2,42%
% share in total costs	***96,89%***	***96,70%***	
Other operating income	3 303	8 430	-60,82%
Other operating expenses	(2 888)	(4 248)	-32,02%
Operating loss - EBIT	**(7 266)**	**(1 143)**	**-535,70%**
Finance costs	(4 673)	(3 683)	26,88%
Share of net profits of associates	155	666	-76,73%
Loss before tax	**(11 784)**	**(4 160)**	**-183,27%**
Income tax	2 060	371	455,26%
Net loss	**(9 724)**	**(3 789)**	**-156,64%**
EBIT margin (EBIT/Revenues)	-3,18%	-0,50%	-2,68pp
EBITDA	**35 134**	**39 501**	**-11,06%**
EBITDA margin (EBITDA/Revenues)	15,39%	17,38%	-1,99pp

* *Total revenues understood as the sum of sales as well as other operating and finance income.*
** *Total costs understood as a sum of cost of services, products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses as well as other operating expenses and finance costs.*

In the 1st quarter of 2008, the Orbis Group generated **sales** nearing the level reported in the 1st quarter of 2007. This result was generated in the setting of a considerable reduction of the available hotel base because 5 hotels were rendered inoperational in consecutive quarters of 2007. Sales generated by these hotels in the 1st quarter of 2007 amounted to PLN 5 714 thousand. This amount eliminated, the remaining hotels generated sales that were by 3.0% higher. Moreover, performance deteriorated because of Easter that this year was celebrated in March (last year – in April).

In view of the scale of business, the most considerable impact on the level of sales was exerted by the **Orbis Hotel Group,** reporting in the 1st quarter of 2008 a slight increase in sales as compared to the corresponding period of 2007.

The **Orbis Transport Group** generated in the 1st quarter of 2008 sales at a level close to the figure of the corresponding period of 2007. The decline in revenues in the short-term rental segment and coach transport segment was offset against a growth in sales of the long-term rental segment.

The **PBP Orbis Group** generated lower sales in the 1st quarter of 2008 as compared to the 1st quarter of 2007. The most substantial rise in sales was reported in the travel services segment. The Group reported a decrease in sales in the foreign incoming tourist traffic segment, brought about by a reduction in proceeds from, among others, the American, British or Scandinavian markets as compared to the corresponding period of 2007. The number of participants in trips abroad remained at a similar level.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Cost of services, products, merchandise and raw materials sold of the Group increased slightly in the 1st quarter of 2008 as compared to the corresponding period of 2007, first and foremost, as a result of a general increase in costs of hotel accommodation services and a growth in depreciation of property, plant and equipment that expanded due to substantial capital expenditure. The increase turned out to be higher that the growth in sales, which translated into a loss on operating activities EBIT in the 1st quarter of 2008.

Distribution & marketing expenses went down in the 1st quarter of 2008 as compared to the 1st quarter of 2007. In 2007, promotion costs in Orbis S.A. and Hekon-Hotele Ekonomiczne were higher due to the promotion of new brands of economy hotels (Etap and Ibis). The drop in distribution & marketing expenses in the 1st quarter of 2008 as compared to the corresponding period of 2007 was also reported in the PBP Orbis Group and Orbis Transport Group. In case of the former Group, the decline was attributable to the curbing of expenditure on newspaper advertisements, trade fairs and incentive programs for sales agents.

In the 1st quarter of 2008, **overheads & administrative expenses** were also on the decline as compared to the corresponding period of 2007, chiefly, owing to the curbing of staff costs, particularly in the Orbis Group, that resulted from the restructuring changes introduced earlier and the payroll system.

Other operating income of the Group went down considerably in the 1st quarter of 2008 as compared to the corresponding period of 2007. This income comprises, among others, profit on the sale of non-financial non-current assets.

The decline in **Other operating expenses** in the 1st quarter of 2008 as compared to the corresponding period of 2007 was predominantly attributable to much lower employment restructuring costs generated by Orbis S.A. that were much lower than a year ago.

As a result of the slight increase in sales, considerable drop in other operating income, as well as an increase in cost of services, products, merchandise and raw materials sold the Orbis Group generated a negative Operating profit (**EBIT**) for the 1st quarter of 2008 amounting to **PLN 7 266 thousand.** Simultaneously **EBITDA** result stood at the level of **PLN 35 134 thousand**. EBITDA result in 2007, calculated on the equal hotel base amounted to PLN 38 037 thousand.

Finance costs of the Group, comprising chiefly interest on borrowings, were reported to have grown in the 1st quarter of 2008 as compared to the corresponding period of 2007.

All the above described factors put together made the Group generate **a net loss of PLN 9 724 thousand** in the 1st quarter of 2008.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Results of the Orbis Group Companies*

Company name	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Orbis S.A.			
Net sales	132 561	132 685	-0,09%
EBIT	(4 268)	(9 286)	54,04%
EBITDA	27 226	21 022	29,51%
Loss profit	(6 304)	(11 628)	45,79%
Hekon - Hotele Ekonomiczne S.A.			
Net sales	29 773	28 225	5,48%
EBIT	11 303	8 508	32,85%
EBITDA	13 862	11 079	25,12%
Net profit	9 715	7 071	37,39%
UAB Hekon			
Net sales	2 591	1 941	33,49%
EBIT	(232)	(811)	71,39%
EBITDA	79	(469)	-
Loss profit	(273)	(704)	61,22%
Orbis Kontrakty			
Net sales	2 023	2 510	-19,40%
EBIT	1 870	2 282	-18,05%
EBITDA	1 873	2 285	-18,03%
Net profit	1 528	1 816	-15,86%
PBP Orbis Group			
Net sales	29 610	32 671	-9,37%
EBIT	(5 250)	(4 398)	-19,37%
EBITDA	(4 541)	(3 728)	-21,81%
Loss profit	(5 285)	(4 525)	-16,80%
Orbis Transport Group			
Net sales	39 970	37 820	5,68%
EBIT	(116)	1 239	-
EBITDA	7 226	8 007	-9,75%
Net profit (loss)	(2 005)	320	-

EBIT represents operating profit (loss).
EBITDA represents operating profit (loss) before depreciation and amortization.

*Data presented before consolidation eliminations.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Operating results of the Orbis Hotel Group

Consolidated results of the Orbis Group after the 1st quarter of 2008:

INCOME STATEMENT - financial result of the Orbis Hotel Group

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Net sales of products, merchandise and raw materials	162 508	160 731	1,11%
Cost of services, products, merchandise and raw materials sold	(126 605)	(120 767)	4,83%
Gross profit on sales	**35 903**	**39 964**	**-10,16%**
Other operating income	2 268	2 574	-11,89%
Distribution & marketing expenses	(9 273)	(9 979)	-7,07%
Overheads & administrative expenses	(28 153)	(30 285)	-7,04%
Other operating expenses	(2 028)	(3 288)	-38,32%
Operating loss - EBIT	**(1 283)**	**(1 014)**	**-26,53%**
Finance costs	(3 513)	(3 074)	14,28%
Loss before tax	**(4 796)**	**(4 088)**	**-17,32%**
Income tax	1 462	444	229,28%
Net loss	**(3 334)**	**(3 644)**	**8,51%**
EBITDA	**33 084**	**32 210**	**2,71%**

In the 1st quarter of 2008, the Orbis Hotel Group generated **sales** at a similar level as in the 1st quarter of 2007. This was attributable to the reduced hotel base (by 659 rooms) as compared to data for the 1st quarter of 2007. When sales derived from the same hotel base were compared, their level went up by 4.8%, and the EBITDA result grew by 7.6% (EBITDA result in 2007 calculated on the equal hotel base amounted to PLN 30 746 thousand). The level of sales was also affected by Easter that fell in March this year.

A slight increase in sales against a backdrop of a general growth in prices of hotel services and depreciation/amortization, presented as cost of serves, products, merchandise and raw materials sold, was a decisive factor why the Orbis Hotel Group generated an operating loss in the 1st quarter of 2008. As at the end of the presented period, the Orbis Hotel Group reported a loss of PLN 3 334 thousand. The loss would be by PLN 529 thousand lower, if calculated on the comparable base.

Operating ratios of the Orbis Hotel Group* in the 1st quarter of 2008

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Occupancy rate	45,60%	45,10%	0,50pp
Average Room Rate (ADR) in PLN	226,7	213,6	6,13%
Revenue per Available Room (RevPAR) in PLN	103,5	96,3	7,48%
Number of roomnights sold	427 288	444 116	-3,79%
Number of rooms	10 288	10 947	-6,02%
% structure of roomnights sold			**change in % points**
Poles	53,70%	49,60%	4,10pp
Foreigners	46,30%	50,40%	-4,10pp
Business clients	72,80%	72,40%	0,40pp
Tourists	27,20%	27,60%	-0,40pp

*The table presents cumulative results of hotels that belong to Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. (excluding Vilnius)

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the 1st quarter of 2008, the Hotel Group reported good operating performance as compared to the corresponding period of 2007. The occupancy remained at a similar level, while the number of roomnights sold declined slightly as compared to the 1st quarter of 2007. However, owing to an increase in the Average Room Rate (ARR) the Orbis Hotel Group achieved a growth in the Revenue per Available Room (RevPar) by 7.5% in the entire year. Traditionally, in connection with weather conditions in Poland, in the 1st quarter of 2008 the number of business clients exceeded the number of tourists.

Operating ratios of Orbis S.A. in the 1st quarter of 2008*

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Occupancy rate	41,80%	42,30%	-0,50pp
Average Room Rate (ARR) in PLN	236,0	216,9	8,81%
Average Room Rate (ARR) in the business segment, in PLN	253,3	230,5	9,89%
Average Room Rate (ARR) in the tourist segment, in PLN	187,3	179,8	4,17%
Revenue per Available Room (RevPAR) in PLN	98,7	91,8	7,52%
Number of roomnights sold	319 626	344 870	-7,32%
Number of rooms	8 399	9 058	-7,28%
% structure of roomnights sold			**change in % points**
Poles	51,00%	48,00%	3,00pp
Foreigners	49,00%	52,00%	-3,00pp
Business clients	75,10%	75,30%	-0,20pp
Tourists	24,90%	24,70%	0,20pp

*without Etap hotels

In the 1st quarter of 2008, the number of available rooms was reported to have declined as compared to the corresponding period of 2007 because 5 hotels their ceased operating activity in 2007. This was mirrored in the drop in the number of roomnights sold. Despite that, the Company generated a substantial growth in the Revenue per Available Room (RevPar) by way of increasing the room rate, which grew both in the tourist and business segments in the 1st quarter of 2008. As regards the structure of roomnights sold, both in the 1st quarter of 2008 and in the corresponding period of 2007, the number of business clients was by far greater than the number of tourists.

Operating ratios of Hekon-Hotele Ekonomiczne S.A. in the 1st quarter of 2008*

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Occupancy rate	62,70%	58,90%	3,80pp
Average Room Rate (ARR) in PLN	199,3	202,0	-1,34%
Revenue per Available Room (RevPAR) in PLN	124,9	119,04	4,92%
Number of roomnights sold	107 662	99 246	8,48%
Number of rooms	1 889	1 889	0,00%
% structure of roomnights sold			**zmiana w pkt %**
Poles	61,60%	55,40%	6,20pp
Foreigners	38,40%	44,60%	-6,20pp
Business clients	65,80%	62,50%	3,30pp
Tourists	34,20%	37,50%	-3,30pp

* presented results include Etap hotels.

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the 1st quarter of 2008, hotels of Hekon-Hotele Ekonomiczne S.A. generated very good operating ratios as compared to the corresponding period of 2007. Although the Company had the same number of rooms, and the Average Room Rate declined, the Company reported a considerable increase in occupancy and a growth in the number of roomnights sold. This confirms great popularity of Etap and Ibis economy hotels among clients. The structure of guests in Hekon-Hotele Ekonomiczne hotels was also dominated by business clients.

Operating ratios of UAB Hekon in the 1st quarter of 2008

The Company UAB Hekon manages the Novotel Vilnius in Vilnius, Lithuania, which is the first hotel of the Orbis Hotel Group located outside Poland. In the 1st quarter of 2008, the hotel reported a growth in the occupancy rate by 16.15 % points and a growth in the number of roomnights sold by 48.52% as compared to the corresponding period of last year, which translated into an increase in the Revenue per Available Room by 39.6% in the entire year. The structure of rooms sold in consecutive periods did not change much. As usually, in the 1st quarter of 2008 main guests were foreigners (95.5% yoy), and similarly, in terms of segments, business clients represented a majority, accounting for as much as 85.0% yoy.

Operating ratios in the „Hotels & Restaurants" segment by hotel brand

BRAND	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Up-scale hotels ***(Sofitel)***			
Occupancy rate	42,90%	45,70%	-2,80pp
Average Room Rate (ARR) in PLN	343,0	322,4	6,39%
Revenue per Available Room (RevPAR) in PLN	147,1	147,3	-0,14%
Number of roomnights sold	18 337	19 237	-4,68%
Number of rooms	470	468	0,43%
Mid-scale hotels ***(Novotel, Mercure, Orbis Hotels)***			
Occupancy rate	42,70%	42,80%	-0,10pp
Average Room Rate (ARR) in PLN	231,7	214,7	7,92%
Revenue per Available Room (RevPAR) in PLN	99,0	91,8	7,84%
Number of roomnights sold	326 713	348 894	-6,36%
Number of rooms*	8 402	9 063	-7,29%
Economy hotels ***(Ibis, Etap)***			
Occupancy rate	62,50%	57,10%	5,40pp
Average Room Rate (ARR) in PLN	190,0	188,3	0,90%
Revenue per Available Room (RevPAR) in PLN	118,7	107,5	10,42%
Number of roomnights sold	89 560	80 915	10,68%
Number of rooms	1 575	1 575	0,00%

*data cover Novotel in Vilnius.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Operating results of the PBP Orbis Group

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Number of PBP Orbis clients	253 000	263 000	-3,80%
Number of participants in trips abroad purchased at PBP Orbis (acc. to the date of departure)	5 597	5 557	0,72%
Number of foreign tourists who came to Poland with PBP Orbis (total tourists serviced by the Incoming Tour Operator and branch offices)	8 393	10 293	-18,46%

In the 1st quarter of 2008, the PBP Orbis Group reported a slight drop in the number of clients who availed of its services as compared to the corresponding period of w 2007. The most considerable decline in the number of tourists was reported in the foreign incoming tourism segment. The number of participants in trips abroad remained at a similar level.

As regards outgoing traffic, the period of the next three months will be of key importance from the point of view of the sales volume; the sales of chartered events will be decisive. The Company wishes to increase its revenues from incoming tourist traffic through intense pro-selling actions. In view of interest already exhibited in the catalogue offer of the domestic tourism and the fact that the best season is just beginning, the 2nd quarter should bring good results in terms of sales. The 2nd quarter of the year should see a rise in the level of sales of individual air tickets in connection with he prolonged May weekend and the beginning of summer holidays. As far as railway tickets are concerned, since the 3rd quarter Polish Railways (PKP) have been implementing the policy of reducing commission for agents, hence resulting revenue will be much lower. The level of sales of ferry tickets should not change, but a considerable decline in the sales of coach tickets is expected owing to the increasing popularity of cheap air carriers.

The company PBP Orbis Sp. z o.o. continues a restructuring process. The increase of costs hasn't been covered by operating results yet, but the new prepared strategy and organization of the company should provide an improvement of financial result in the medium-term perspective.

4.4 Operating results of the Orbis Transport Group

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Number of passengers carried by Orbis Transport coaches	1 063 351	1 101 724	-1,67%
Mileage of Orbis Transport coaches	7 472 399	7 997 664	-6,57%
Number of cars rented by Hertz RaC	13 063	14 634	-10,74%
Number of cars leased by Hertz Lease	195	192	1,56%

In the 1st quarter of 2008, the number of persons transported by coaches declined insignificantly as compared to the corresponding period of 2007, chiefly owing to the expansion of cheap air carriers. The decrease in the mileage of Orbis Transport coaches follows from the strategy approved by the Group, aimed at, among others, enhancing the quality of provided services and reduction of the number of rides on less profitable destinations. The Group offsets the drop in revenues, brought about by the reduction of the number of rides, by means of higher prices of tickets. In the 1st quarter of 2008, a decrease was reported in the number of car/days in the short-term car rental business. This drop was attributable to the fact that Hertz lost its global clients, who are essential for the Polish market. Moreover, expansion of competition on the local market exerts a vital influence on

(all amounts are quoted in PLN thousand, unless otherwise stated)

reduction of prices and, therefore, brings about a decline in operating performance. In the 1st quarter of 2008, the Hertz Lease department reported a growth in the number of leased cars, which was reflected in the increase in revenues from this line of business as compared to the 1st quarter of 2007.

In the next quarter, a continued systematic growth in revenues from the CFM department should be expected. The only factor restricting the growth, resulting from the specific features of the lease business (high capital intensity), that may bring about a decrease in results from this line of business, is a restriction on incurring liabilities and, therefore, a necessity to reduce the number of executed lease and vehicle management contracts. The strong and continuously appreciating Polish Zloty will have an impact on the rate of growth in the sales of the Rent a Car segment, yet the observed growth on the short-term rental market should neutralize the impact this factor exerts on the result. Thanks to rises in prices of tickets introduced on selected lines by PKS Gdańsk Sp. z o.o., an improvement in financial performance of this Company is expected.

4.5 Seasonality or cyclicity of operations

Sales of the Orbis Group throughout the year are plagued by seasonality. Major value of sales is generated during the 3rd quarter of the year. The 2nd quarter of the year is the second best in terms of contribution to sales volume, while the 4th quarter is ranked as the third and the 1st quarter as the last in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Traditionally, the 1st quarter is a period during which the smallest share of annual sales of the Group is generated. Owing to the weather, few trips are made in Poland and in other countries, that could serve as a destination for recreation, the season has not started yet.

	Hotels & Restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters
II quarter of 2006	191 379	28,0%	53 688	27,3%	41 027	24,5%	286 094	27,3%
III quarter of 2006	205 674	29,9%	98 069	46,1%	49 175	29,6%	352 918	33,1%
IV quarter of 2006	173 921	24,5%	37 495	17,5%	40 645	24,4%	252 061	23,1%
I quarter of 2007	160 251	21,9%	32 671	14,7%	37 820	22,4%	230 742	20,6%
II quarter of 2007	212 535	28,2%	58 018	25,6%	44 243	25,7%	314 796	27,4%
III quarter of 2007	212 706	28,0%	109 040	46,0%	47 060	27,7%	368 806	31,6%
IV quarter of 2007	183 796	23,9%	38 909	16,3%	47 060	26,7%	269 765	22,8%
I quarter of 2008	161 792	21,0%	29 610	12,6%	39 970	22,4%	231 372	19,5%

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Segment revenue and segment result for individual business segments

The following net sales, costs and segment results are calculated based on value before consolidation adjustments in accordance with IAS 14.

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	159 147	157 255	1,20%	2 645	2 996	-11,72%	161 792	160 251	0,96%
Tourism	29 254	32 264	-9,33%	356	407	-12,53%	29 610	32 671	-9,37%
Transport	39 111	37 298	4,86%	859	522	64,56%	39 970	37 820	5,68%
Segment - total	227 512	226 817	0,31%	3 860	3 925	-1,66%	231 372	230 742	0,27%
Unallocated activities	716	480	49,17%	(3 860)	(3 925)	-1,66%	(3 144)	(3 445)	-8,74%
Group - total	228 228	227 297	0,41%	0	0	0,00%	228 228	227 297	0,41%

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
	Segment result		
Hotels & Restaurants**	26 136	29 729	-12,09%
Tourism	396	568	-30,28%
Transport	3 153	3 651	-13,64%
Segment - total	29 685	33 948	-12,56%
Unallocated activities	(39 409)	(37 737)	4,43%
Group - total	(9 724)	(3 789)	156,64%

* The overall result of the „Hotels & Restaurants" segment does not include: revenues from rental of investment property and from sale of trademarks, presented in the revenues of the Orbis Hotel Group (item 4.2 of this report).

** The overall result of the „Hotels with restaurants" segment includes sales and cost of services, products, merchandise and raw materials sold, rental of investment property and revenues from sale of trademarks excluded, and the distribution and marketing expenses of the Orbis Hotel Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. BALANCE SHEET OF THE GROUP

	As at March 31, 2008	As at Dec. 31, 2007	% change in 3 months ended March 31, 2008	As at March 31, 2007	% change in 12 months ended March 31, 2008
Non-current assets	2 120 744	2 109 658	0,53%	2 040 238	3,95%
% share in the balance sheet total	*89,96%*	*89,12%*		*89,91%*	
Current assets	225 042	246 897	-8,85%	221 586	1,56%
% share in the balance sheet total	*9,55%*	*10,43%*		*9,76%*	
Non-current assets classified as held for sale	11 635	10 745	8,28%	7 485	55,44%
% share in the balance sheet total	0,49%	0,45%		0,33%	
TOTAL ASSETS	**2 357 421**	**2 367 300**	**-0,42%**	**2 269 309**	**3,88%**
Equity attributable to the parent company	1 788 980	1 798 484	-0,53%	1 656 451	8,00%
% share in the balance sheet total	*75,89%*	*75,97%*		*72,99%*	
Minority interests	1 564	1 843	-15,14%	1 531	2,16%
% share in the balance sheet total	*0,07%*	*0,08%*		*0,07%*	
Non-current liabilities	320 509	297 857	7,60%	385 622	-16,89%
- of which: borrowings	218 878	188 904	15,87%	275 564	-20,57%
% share in the balance sheet total	*13,60%*	*12,58%*		*16,99%*	
Current liabilities	246 368	269 116	-8,45%	225 705	9,15%
- of which: borrowings	77 846	87 315	-10,84%	46 115	68,81%
% share in the balance sheet total	*10,45%*	*11,37%*		*9,95%*	
TOTAL EQUITY AND LIABILITIES	**2 357 421**	**2 367 300**	**-0,42%**	**2 269 309**	**3,88%**
Ratio of borrowings/equity attrubutable to the parent	16,59%	15,36%	1,23pp	19,42%	-2,83pp
Debt ratio (total liabilities/total assets ratio)	24,05%	23,95%	0,10pp	26,94%	-2,89pp

5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment, with most significant items including: hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The most considerable impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. In the first three months of 2008, and in the course of the last 12 months alike, the value of this item has been systematically growing. The drop in non-current assets as a result of their depreciation and sale (particularly in 2007) is lower than capital expenditure incurred for new hotel establishments and modernization of existing hotels in Orbis S.A., and for expanding the vehicles fleet owned by Orbis Transport.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.2 Current assets

Current assets are dominated by three items: other current receivables, trade receivables as well as cash and cash equivalents. The growth in the first item in the 1st quarter of 2008 as compared to the balance as at the end of 2007 results, first and foremost, from the higher value of current prepayments in Orbis S.A., resulting, among others, from the posting of fees for perpetual usufruct of land for 2008 and a growth in security depots, deposits and guarantees in the PBP Orbis Group, related to outgoing tourist events. The second largest item is trade receivables. The level of this item is affected by turnover on hotel and transport activities as well as tourist services. In the three months of 2008, trade receivables declined slightly. In the 1st quarter of 2008, a considerable drop was reported in cash and cash equivalents, which resulted from, among others, capital expenditure incurred in connection with the pursuance of the Development Strategy by Orbis S.A. and appropriation of funds from the sale of real property for repayment of an overdraft by Orbis Transport Sp. z o.o.

5.3 Non-current liabilities

Five items are reported under non-current liabilities of the Orbis Group. The most substantial item is borrowings. The growth in the amount of borrowings as compared to the balance as at the end of 2007 was predominantly attributable to the drawing by Orbis S.A. of a subsequent tranche of a fixed-term credit facility of PLN 30 million. On the other hand, a considerable decline in this as compared to the balance as at March 31, 2007 results from reclassification of some borrowings to current liabilities. Two other major items, i.e. the deferred tax provision and the provision for pension and similar benefits did not change considerably, both in the period of 3 months of 2008 and during the 12-month period.

5.4 Current liabilities

Current-liabilities are dominated by other current payables. The increase in this item in the period of 3 months of 2008 resulted chiefly from the increase in prepayments and accruals in Orbis S.A. and in other companies. The second largest item is borrowings. The value of borrowings declined slightly in the period of 3 months of 2008, chiefly as a result of repayment of overdrafts by the PBP Orbis Group and the Orbis Transport Group. As compared to the 1st quarter of 2007, this item grew chiefly because some borrowings were reclassified form non-current liabilities. Another major item in this group is trade payables, which declined in the period of 3 months of 2007. This decrease means that the companies are efficient in on-going settlement of prepayments for deliveries.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.5 Borrowings

Debtor		Amount of borrowings with maturity as at the balance sheet date, i.e. March 31, 2008		Current borrowings	Non-current borrowings	
		PLN	CHF		maturity 1-3 years	maturity above 3 years
Fixed-term credit facilitiy agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)		260 618		44 240	108 025	108 353
Kredyt Bank SA	investment loan	470		470	0	0
Kredyt Bank SA	revolving credit facility (CHF)	9 465	4 217	9 465	0	0
Kredyt Bank SA	overdraft	17 269		17 269	0	0
Kredyt Bank SA	investment loan	1 875		625	1 250	0
Kredyt Bank SA	investment loan	1 875		625	1 250	0
Societe Generale S.A.	overdraft	5 152		5 152		
TOTAL :		**296 724**	**4 217**	**77 846**	**110 525**	**108 353**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Items in which major changes occured	As at March 31, 2008 (change in 3 months of 2008)	As at Dec. 31, 2007 (change in 9 months of 2007)	% change in 3 months ended March 31, 2008	As at March 31, 2007 (change in 3 months of 2007)	% change in 12 months ended March 31, 2007
DEFERRED TAX PROVISION AND ASSETS*					
1. Deferred tax provision	60 751	66 827	-9,09%	67 461	-9,95%
2. Deferred tax assets	409	416	-1,68%	872	-53,10%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	**42 536**	**43 017**	**-1,12%**	**38 818**	**9,58%**
Opening balance	43 017	38 818		38 983	
- created	0	8 744		268	
- used	(481)	(4 545)		(433)	
- released	0	0		0	
Closing balance	42 536	43 017		38 818	
2. Provision for restructuring costs	**304**	**306**	**-0,65%**	**2 159**	**-85,92%**
Opening balance	306	2 159		5 752	
- created	0	306		0	
- used	0	(1 842)		(3 593)	
- released	(2)	(317)		0	
Closing balance	304	306		2 159	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**3 985**	**3 985**	**0,00%**	**6 059**	**-34,23%**
Opening balance	3 985	6 059		6 059	
- created	0	0		0	
- used	0	(2 074)		0	
- reversed	0	0		0	
Closing balance	3 985	3 985		6 059	
2. Impairment of property, plant and equipment	**429 393**	**430 236**	**-0,20%**	**474 247**	**-9,46%**
BO	430 236	474 247		474 247	
- created	0	29 436		0	
- reclassified	0	0		0	
- used	(843)	(18 017)		0	
- reversed	0	(55 430)		0	
Closing balance	429 393	430 236		474 247	

* The deferred tax provision and assets are presented according to their final balance in tax groups and in companies that do not belong to these groups.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

The following changes in contingents assets and liabilities were reported in the 1st quarter of 2008:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended March 31, 2008	Financial terms and other remarks
		Granted by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 dated Dec. 04, 2006	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the credit facility granted by the bank under the fixed term credit facility agreement no. 2008/007 dated March 17, 2008.	Societe Generale SA Branch in Poland	"Orbis Transport" Sp. z o.o. - subsidiary	Feb. 16, 2009	30 000	30 000	Pursuant to the declaration of Orbis S.A. on submission to enforcement procedure up to PLN 30,000 thousand, the Bank may issue an execution order until Feb.
		Granted by Hekon Hotele Ekonomiczne S.A.				
Guarantee for bank borrowings of PLN 500 million	Bank Handlowy and Societe Generale (Main Appointed Arrangers), BZ WBK Caylon (Arrangers)	ORBIS SA	7 years with 2 options to defer payment date by 1 year	260 618	33 405	
		Granted by Orbis Tranport Sp. z o.o.				
Surety in favor of PKS Gdańsk Sp. z o.o.	BP Polska Sp.z o.o.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2008	50	50	surety under the civil law for purchase of fuel
		TOTAL contingent liabilities		**295 668**	**63 455**	
		Including loan guarantees or guarantee surety in the Group		50	50	

Contingent assets:

		Received by PBP Orbis Sp. z o.o.				
Bank guarantee	Gulliver Travel Associates		Sept. 1, 2008	54	-1	
Bank guarantee	Blue City Sp. z o o.		March 31, 200	9	-1	
		TOTAL contingent assets:		**63**	**-2**	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. CASH FLOWS IN THE GROUP

	3 months ended March 31, 2008	3 months ended March 31, 2007	% change 2008/2007
Cash flows from operating activities	(6 682)	27 561	-124,24%
Cash flows from investing activities	(66 959)	(61 634)	8,64%
Cash flows from financing activities	15 137	1 276	1086,29%
Total net cash flows	**(58 504)**	**(32 797)**	**78,38%**
Cash and cash equivalents at the end of period	47 848	74 450	-35,73%

In the 1st quarter of 2008, the Orbis Group recorded negative net cash flows from operating activities and investing activities which in absolute values exceeded the positive net cash flows from financing activities. This means that expenditure was financed not only from the surplus of cash flows from financing activities but also from own funds.

6.1 Operating activities

In the 1st quarter of 2008, the Orbis Group reported negative net cash flows from operating activities. The decline in cash flows from operating activities as compared to the corresponding period of 2007 was attributable chiefly to the negative gross result for the 1st quarter of 2008. Moreover, change in the balance of receivables exerted a significant impact on the increase in the balance of net cash flows. The chief source of positive cash flows from investing activities in the 1st quarter of 2008, and in the corresponding period of 2007 alike, was depreciation/amortization. The second larges positive adjustment related to the change in current payables, save for borrowings.

6.2 Investing activities

In the 1st quarter of 2008, the Orbis Group generated negative net cash flows from investing activities. As compared to corresponding period of 2007, their value remains at a similar level. The most significant impact on the result was exerted by Orbis S.A. owing to involvement of its funds in new hotel investments, and Orbis Transport Sp. z o.o. owing to purchases of passenger cars earmarked for long-term and short-term rental. Chief sources of positive proceeds from investing activities included proceeds from the sale of securities with the value of PLN 7 000 thousand by Orbis S.A. and income from the sale of property, plant and equipment, chiefly means of transport by Orbis Transport sp. z o.o.

6.3 Financing activities

During the 1st quarter of 2008, the Orbis Group generated positive cash flows from financing activities. This result was to the largest extent attributable to the drawing of a subsequent tranche of a fixed-term credit facility of PLN 30 million by 30 million by Orbis. S.A., and Orbis Transport sp. z o.o., which took an overdraft of PLN 5 million. The most considerable negative expenditure in this type of activities was repayment of a credit facility of PLN 18 928 thousand by Orbis Transport sp. z o.o. and repayment of a credit facility of PLN 1 652 thousand by PBP Orbis Sp. z o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	As at March 31, 2008	As at Dec. 31, 2007	% change in 3 ended March 31, 2008	As at March 31, 2007	% change in 12 months ended March 31, 2008
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Exchange differences on consolidation	(907)	(848)	-6,96%	(577)	-57,19%
Retained earnings	1 138 800	1 148 245	-0,82%	1 005 941	13,21%
Equity attributable to equity holders of the parent company	**1 788 980**	**1 798 484**	**-0,53%**	**1 656 451**	**8,00%**
Minority interests	1 564	1 843	-15,14%	1 531	2,16%
Equity	**1 790 544**	**1 800 327**	**-0,54%**	**1 657 982**	**8,00%**

The level of share capital has remained unchanged.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon and the PBP Group..

The change in retained earnings in the 1st quarter of 2008 was brought about predominantly by the booking of net loss for the current financial period of PLN 9 445 thousand. The remaining part of the loss, i.e., PLN 279 thousand, reduced the level of minority interests.

Dividends within the Group:

- Orbis Kontrakty Sp. z o.o. – by virtue of the resolution no IV of the Annual General Shareholders' Meeting of the Company of June 18, 2008, the dividend in the amount of PLN 6 400 thousand payable to Orbis S.A., the first installment of PLN 5 600 thousand credited the account of Orbis S.A. on March 31, 2008, and the dividend of PLN 1 600 thousand payable to Hekon – Hotele Ekonomiczne S.A., the first installment of PLN 1 400 thousand credited the account of Hekon on March 20, 2008.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring or one-off events took place in the periods ended March 31, 2008 and March 31, 2007.

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 3 months of 2008, the Orbis Group executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.) – revenues amounted to PLN 601 thousand, including PLN 577 thousand under the management contract, while expenses totaled PLN 3 631 thousand, including PLN 3 629 thousand as license fee. Revenues in the 1st quarter of 2008

(all amounts are quoted in PLN thousand, unless otherwise stated)

amounted to PLN 279 thousand, including PLN 269 thousand under the management contract, while expenses totaled PLN 3 731 thousand, including PLN 3 717 thousand as license fee. Receivables as at March 31, 2008 under these transactions amounted to PLN 881 thousand. Receivables as at March 31, 2007 under these transactions amounted to PLN 197 thousand. Payables as at March 31, 2008 amounted to PLN 3 812 thousand, while payables as at March 31, 2007 amounted to PLN 3 956 thousand.

- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 681 thousand in comparison with PLN 626 thousand in the 1st quarter of 2007. Payables to Accor Centres de Contacts Clients as at March 31, 2008 amounted to PLN 174 thousand, while payables as at March 31, 2007 amounted to PLN 192 thousand.
- with Accor Guarantee Lease Fees (a company related to Accor S.A.), expenses in the 1st quarter of 2008 totaled PLN 142 thousand, and in the 1st quarter of 2008 amounted to PLN 102 thousand.

Furthermore we inform that, within the framework of performance of contracts executed in 2006 by Orbis S.A. and Hekon Hotele Ekonomiczne S.A. with Bank Handlowy w Warszawie SA for the purposes of implementation of the cash pooling structure (as disclosed in the current report no. 29/2006) in the 1st quarter of 2008 the highest daily value of the structure use amounted to PLN 13 707 thousand (the structure was used for 16 days).

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

As at March 31, 2008	Orbis S.A.	Hekon S.A.	UAB Hekon	Kontrakty Sp. z o.o.	PBP Orbis Group	Orbis Transport Group	Total eliminations
transactionsTransakcje wewnątrz Grupy							
Receivables	56 509	156 345	0	0	99	755	213 708
Payables	155 422	4 002	1 412	1 003	11 424	40 445	213 708
Expenses	3 878	1 709	22	24	2 085	1 483	9 201
Revenues	4 837	2 827	0	0	356	1 181	9 201

11. CHANGES IN ACCOUNTING POLICIES

No change in the accounting policies occurred in 2008 as compared to the financial statements published as at December 31, 2007.

12. EVENTS AFTER THE BALANCE SHEET DATE

12.1 On April 22, 2008, the Supervisory Board of Orbis S.A. decided to entrust the review of semi-annual stand-alone and consolidated financial statements as well as the audit of financial statements of Orbis S.A. and consolidated financial statements of the Orbis Group for the years to 2008-2010 to Deloitte Audyt Sp. z o.o.

12.2 On April 18, 2008, the Management Board of Orbis S.A. decided to request approval of the General Meeting of Shareholders for the distribution of the net profit for the year 2007 amounting to PLN 125 317 thousand in the following manner:

1. allocating the amount of PLN 18 431 thousand for dividend in the proportion of PLN 0.40 per one share
2. allocating the amount of PLN 106 886 thousand for the Company's retained earnings (current report no. 7/2008).

(all amounts are quoted in PLN thousand, unless otherwise stated)

13. ISSUER'S SHAREHOLDERS

As at May 15, 2008, the value of the share capital of Orbis S.A. amounts to PLN 517 754 thousand and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at May 15, 2008, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at May 15, 2008 (no. of voting rights at the GM)	% share in share capital as at May 15, 2008 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from February 29, 2008 to May 15, 2008
- Accor S.A.:	20 955 773	45,48%	
including subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. -customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	9 377 690	20,35%	
including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*4 624 770*	*10,04%*	
- Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	-

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

According to the Company's knowledge, as at May 15, 2008, members of the Management Board held the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1 000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2 607 shares of Orbis S.A.
3. Ireneusz Andrzej Węglowski - Vice-President of the Management Board
   holds 3 000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Marcin Szewczykowski - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at May 15, 2008, members of the Supervisory Board of the 7th tenure held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Jacek Kseń
   does not hold any Orbis S.A. shares
3. Erez Boniel
   does not hold any Orbis S.A. shares
4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
7. Artur Gabor
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
   does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021	unknown	Notification of the Housing and Municipal Development Office dated April 18, 2002 pending proceedings for declaration of invalidity of an administrative decision	Applicants: P.P. A.J. Blikle and H.M. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The application for granting the right of temporary ownership filed by former owners of the real property will be re-considered.
1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of ownership rights of the real property located in Warsaw at 24/26 Nowogrodzka str. to Orbis S.A. Forum Hotel in Warsaw in the part related to Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006	1) Applicants: J. and T. Sławiński (presently, the heirs: E.Sławińska and others Participant: Orbis S.A. 2) Applicant: J. Kubiaczyk-Grodzka (one of heirs of T. Sławiński)	1) The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property. The heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006. No new information on the case. 2) Mrs. J. Kubiaczyk-Grodzka applied for declaration of invalidity of the decision. By virtue of decision dated January 22, 2007, the Minister of Construction refused to declare the said decision invalid.
Proceedings for payment of remuneration for use of the real property located in Kraków at 11 Pijarska Street	PLN 1,345 thousand	Plaintiffs: 1) S., P., G., A. Marczak – March 2003 2) A. and M. Marczak – April 2004 3) Irena Kuc-November 2004 4) JanuszTabor and Irena Ciapała – November 2004	Plaintiffs: S., P., G., A., A. i M. Marczak and I. Kuc, E. Ciapała, J. Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. The District Court in Kraków issued decision on admission of expert evidence on valuation of outlays incurred by Orbis for renovation of the tenement house and determination of remuneration for non-contractual use of the tenement house, as well as on appointment of a court expert by the Court. The opinion of the court expert has not yet been submitted to the Court.
Proceedings for reimbursement (proportionally to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska Street in Kraków	PLN 1.541 thousand	Statement of claim dated November 29,2004	Applicant: Orbis S.A. Defendants: s. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application. Orbis S.A. appealed against this decision. A new court expert has been appointed, but the date of hearing of the court expert by the Court has not been scheduled.
11 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation from PLN 5 000 to PLN 67 200 for termination of employment in violation of the law.	Some employees seek compensation of 67 thousand, while some seek compensation equal to 3-times the monthly salary, i.e. from PLN 5-28 thousand	from July 2005 from the end of September 2005	Plaintiffs: approx. 11 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A..	Orbis S.A. applies for dismissal of all claims. To date the majority of employees have withdrawn their claims, save for 11 claims, the proceedings related to these claims are at the stage of hearing of the parties' witnesses. So fat the court ruled in 4 cases (the judgments are not yet fully enforceable) in favor of Orbis S.A. and dismissed all the claims of the employees. Three employees filed appeals, while Orbis S.A. filed for dismissal of the appeals. The other cases are suspended.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
22 proceedings (64 actions) initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005.	The total amount of claims is approx. 776 thousand.	First statements of claim were filed in July 2006	64 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed. Some cases have been suspended.
Proceedings for determination that the decision of the Kraków Voivod dated February 19, 1993, concerning acquisition of the title, by operation of the law, to perpetual usufruct of a plot of land, and the ownership title to the hotel building of the Cracovia Hotel (owned by the State Treasury) by PP Orbis was illegitimate	unknown	Notice of the Minister of Construction dated May 12 , 2007	Applicant: The Norbert's Monastery in Kraków; Participant: the Minister of Construction	By a decision dated October 12, 2007, the Minister of Construction decided that the decision of the Małopolskie Voivod dated February 19, 1993, concerning granting the title to property to PP Orbis in Warsaw was illegitimate. Orbis S.A. applied to the Minister of Infrastructure to institute proceedings pending before the Minister of Infrastructure on the basis of an application to reconsider the decision of the Minister of Construction dated October 12, 2007.
Statement of claim for adjustments of contents of the land and mortgage register concerning the plot of land no. 180/4 according to the actual legal status, including an application for security	PLN 10 000 thousand	statement of claim dated Nov. 21, 2007	Applicant: Norbetanki Nunnery in Kraków, Defendant: State Treasury, represented by the President of the City of Kraków acting in the capacity of the Staroste of a city with the rights of a poviat and Orbis S.A.	At a hearing held on January 21, 2008, the Court obligated the Applicant to supplement the statement of claim, and obligated the Defendants, including Orbis S.A., to prepare a reply to the statement of claim within 5 weeks. On February 25, 2008, Orbis S.A. filed the reply to the statement of claim, whereby it requested that the action be dismissed in its entirety and that the proceedings on hand be suspended because proceedings for determination of prescription have been commenced on the application of Orbis S.A.
Proceedings for handing over the real property located in Warsaw, Wilanów District, at 27 St. Kostki Potockiego Street, indicated as a plot no. 21/1 with an area of 4 397 square meters	The Applicant estimated the value of the subject matter of litigation at PLN 5 000 as the value of the real property or at PLN 377 thousand equal to 3-times the monthly rent to be paid for this type of real property	Statement of claim dated September 29, 2005	Applicant: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	Orbis S.A. proposed a compromise in court, which was not accepted by the State Treasury. The attorney of Orbis S.A. applied for dismissal of the claim and informed the court that the proposal for a compromise is withdrawn. On November 20, 2007, the court dismissed the claim of the State Treasury. On December 17, 2007, the State Treasury appealed against this judgment. According to Orbis S.A. attorney, there are legitimate grounds to reject the appeal due to failure to keep the time limit. The case is pending.

ORBIS S.A.

CONDENSED STAND-ALONE FINANCIAL STATEMENT

as at March 31, 2008 and for 3 months ended on March 31, 2008

BALANCE SHEET

as at March 31, 2008, December 31, 2007 and March 31, 2007

Assets	balance as at March 31, 2008	balance as at December 31, 2007	balance as at March 31, 2007
Non-current assets	**2 111 107**	**2 108 621**	**2 022 770**
Property, plant and equipment	1 531 409	1 528 023	1 453 103
Intangible assets	1 271	1 412	999
Investment in subsidiaries and associates	484 007	484 007	470 085
Available-for-sale financial assets	0	0	31
Investment property	93 868	94 627	98 000
Other long-term investments	552	552	552
Current assets	**152 750**	**151 468**	**135 418**
Inventories	4 629	4 907	4 711
Trade receivables	30 844	26 847	28 162
Income tax receivables	1 028	533	740
Other short-term receivables	115 440	82 518	84 796
Financial assets at fair value through profit or loss	0	6 986	0
Cash and cash equivalents	809	29 677	17 009
Total assets	**2 263 857**	**2 260 089**	**2 158 188**

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at March 31, 2008, December 31, 2007 and March 31, 2007

Equity and Liabilities	balance as at March 31, 2008	balance as at December 31, 2007	balance as at March 31, 2007
Total equity	**1 680 196**	**1 686 500**	**1 565 222**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 029 109	1 035 413	914 135
Non-current liabilities	**308 426**	**283 791**	**321 527**
Borrowings	216 378	186 333	225 361
Deferred income tax liability	58 661	63 817	65 215
Provision for pension and similar benefits	33 387	33 641	30 946
Provisions for liabilities	0	0	5
Current liabilities	**275 235**	**289 798**	**271 439**
Borrowings, of which:	187 303	183 951	187 383
- borrowings from related entitles	143 063	143 071	142 683
Trade payables	24 008	54 916	21 599
Current income tax liabilities	406	7 999	2 717
Other current liabilities	56 668	35 866	41 290
Provision for pension and similar benefits	5 750	5 965	4 523
Provisions for liabilities	1 100	1 101	13 927
Total equity and liabilities	**2 263 857**	**2 260 089**	**2 158 188**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 3 months ended on March 31, 2008 with comparable figures for the year 2007

	3 months ended on March 31, 2008	3 months ended on March 31, 2007
Net sales of services	132 221	132 084
Net sales of products, merchandise and raw materials	340	601
Cost of services, products, merchandise and raw materials sold	(111 274)	(108 169)
Gross profit on sales	**21 287**	**24 516**
Other operating income	8 108	2 254
Distribution & marketing expenses	(8 272)	(8 770)
Overheads & administrative expenses	(23 509)	(24 323)
Other operating expenses	(1 882)	(2 963)
Operating loss	**(4 268)**	**(9 286)**
Financial expenses	(5 428)	(4 577)
Loss before tax	**(9 696)**	**(13 863)**
Income tax expense	3 392	2 235
Net loss for the period	**(6 304)**	**(11 628)**
Loss per ordinary share (in PLN)		
Loss per share for the period	(0,14)	(0,25)

Total loss for the period relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2008, with comparable figures for the year 2007

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2007				
Balance as at January 1, 2007	**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the financial year	0	0	125 317	**125 317**
Total recognised income	**0**	**0**	**125 317**	**125 317**
dividends	0	0	(15 667)	**(15 667)**
Balance as at December 31, 2007	**517 754**	**133 333**	**1 035 413**	**1 686 500**
of which: three months ended on March 31, 2007				
Balance as at January 1, 2007	**517 754**	**133 333**	**925 763**	**1 576 850**
- loss for the period	0	0	(11 628)	**(11 628)**
Total recognised income	**0**	**0**	**(11 628)**	**(11 628)**
dividends	0	0	0	**0**
Balance as at March 31, 2007	**517 754**	**133 333**	**914 135**	**1 565 222**
Three months ended on March 31, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- loss for the period	0	0	(6 304)	**(6 304)**
Total recognised income	**0**	**0**	**(6 304)**	**(6 304)**
dividends	0	0	0	**0**
Balance as at March 31, 2008	**517 754**	**133 333**	**1 029 109**	**1 680 196**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for 3 months ended on March 31, 2008 with comparable figures for the year 2007

	3 months ended on March 31, 2008	3 months ended on March 31, 2007
OPERATING ACTIVITIES		
Loss before tax	**(9 696)**	**(13 863)**
Adjustments:	**15 721**	**18 487**
Depreciation and amortization	31 494	30 308
Interest and dividends	(1 741)	4 307
Profit (loss) on investing activity	984	(268)
Change in receivables	(23 242)	(16 125)
Change in current liabilities, excluding borrowings	9 035	(7 217)
Change in provisions	(471)	7 275
Change in inventories	278	226
Other adjustments	(616)	(19)
Cash flow from operating activities	**6 025**	**4 624**
Income tax paid	(9 852)	(812)
Net cash flow from operating activities	**(3 827)**	**3 812**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	357	282
Dividends received	5 600	0
Interest received	568	382
Other income from financial assets	7 000	2 405
Purchase of property, plant and equipment and intangible assets	(56 537)	(41 420)
Loans granted to related parties	(10 000)	0
Net cash used in investing activities	**(53 012)**	**(38 351)**
FINANCING ACTIVITIES		
Proceed from borrowings	30 000	0
Interest payment	(1 953)	(1 604)
Other financial cash flow	(76)	(98)
Net cash used in financing activities	**27 971**	**(1 702)**
Change in cash and cash equivalents	**(28 868)**	**(36 241)**
Cash and cash equivalents at the beginning of period	**29 677**	**53 250**
Cash and cash equivalents at the end of period	**809**	**17 009**

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS
OF ORBIS S.A.
AS AT MARCH 31, 2008 AND FOR 3 MONTHS ENDED MARCH 31, 2008.

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs close to 3.2 thousand persons (average full-time employment) and operates a network of 42 hotels (8,399 rooms) in 27 major cities, towns and resorts in Poland. Besides operating its own hotels, Orbis S.A. manages two other hotels. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. In addition, the Company owns 3 hotels of Etap brand which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

These condensed interim financial statements have been **prepared as at March 31, 2008 and for 3 months ended March 31, 2008** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

The attached condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including the International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the annual financial statements of Orbis S.A. for 2007. These policies have been consistently applied to all the years presented in the financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached stand-alone interim financial statements of Orbis S.A. should be read in conjunction with the consolidated interim financial statements of the Orbis Group **as at March 31, 2008 and for 3 months ended on March 31, 2008** (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended 31.03.2008	3 months ended 31.03.2007	% change 2008/2007
Net sales of products, merchandise and raw materials	132 561	132 685	-0,09%
*% share in total revenues**	94,24%	98,33%	
Cost of goods sold	(111 274)	(108 169)	2,87%
Selling and marketing costs	(8 272)	(8 770)	-5,68%
Administrative expenses	(23 509)	(24 323)	-3,35%
of which:			
-depreciation & amortization	(31 494)	(30 308)	3,91%
- staff costs	(47 834)	(48 025)	-0,40%
- outsourced services	(28 229)	(26 915)	4,88%
*% share in total costs***	95,14%	94,93%	
Other operating income	8 108	2 254	259,72%
Other operating expenses	(1 882)	(2 963)	-36,48%
Adjusted operating loss - EBIT	**(4 268)**	**(9 286)**	**54,04%**
Finance costs	(5 428)	(4 577)	18,59%
Loss before tax	**(9 696)**	**(13 863)**	**30,06%**
Income tax	3 392	2 235	51,77%
Net loss	**(6 304)**	**(11 628)**	**45,79%**
EBIT margin (EBIT/Revenues)	-3,22%	-7,00%	3,78pp
EBITDA	**27 226**	**21 022**	**29,51%**
EBITDA margin (EBITDA/Revenues)	20,54%	15,84%	4,70pp

* *Total revenues mean the total value of sales, other operating income and other financial income.*
** *Total costs mean the total value of costs of goods sold, selling and marketing costs, administrative expenses, other operating expenses and finance costs.*

Major changes of individual items of the income statement and comments on the results generated by Orbis S.A. in the first quarter of 2008 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations is presented in point 4.5 of the notes to the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. BALANCE SHEET OF THE COMPANY

	As at 31.03.2008	As at 31.12.2007	% change in 3 months ended on 31.03.2008	As at 31.03.2007	% change in 12 months ended on 31.03.2008
Non-current assets	2 111 107	2 108 621	0,12%	2 022 770	4,37%
% share in the balance sheet total	*93,26%*	*93,30%*		*93,73%*	
Current assets	152 750	151 468	0,85%	135 418	12,80%
% share in the balance sheet total	*6,75%*	*6,70%*		*6,27%*	
TOTAL ASSETS	**2 263 857**	**2 260 089**	**0,17%**	**2 158 188**	**4,90%**
Equity	1 680 196	1 686 500	-0,37%	1 565 222	7,35%
% share in the balance sheet total	*74,22%*	*74,62%*		*72,52%*	
Non-current liabilities	308 426	283 791	8,68%	321 527	-4,07%
- of which: borrowings	216 378	186 333	16,12%	225 361	-3,99%
% share in the balance sheet total	*13,62%*	*12,56%*		*14,90%*	
Current liabilities	275 235	289 798	-5,03%	271 439	1,40%
- of which: borrowings	187 303	183 951	1,82%	187 383	-0,04%
% share in the balance sheet total	*12,16%*	*12,82%*		*12,58%*	
RAZEM PASYWA	**2 263 857**	**2 260 089**	**0,17%**	**2 158 188**	**4,90%**
Debt/total capital employed ratio	24,03%	21,96%	2,07pp	26,37%	-2,34pp
Debt ratio (total liabilities/total assets ratio)	25,78%	25,38%	0,40pp	27,48%	-1,69pp

4.1 Non-current assets

Owing to the nature of the business, the basic item of the Company's non-current assets is property, plant and equipment. Property, plant and equipment includes hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The value of this item remained at more or less the same level during the first three months of 2008 as well as during the last 12 months. Decline in the value of property, plant and equipment as result of their depreciation and sale (particularly in 2007) was offset by major capital expenditure on new hotels and upgrading of the existing hotel properties.

4.2 Current assets

The major sub-item of current assets in the first quarter of 2008 comprises other current receivables. This item includes predominantly short-term loans granted to subsidiaries as well as short-term prepayments, advances on property, plant and equipment and intangible assets, as well as taxes, grants, customs duties, social security and other public-law benefits receivable. As compared to the balance as at December 31, 2007, current receivables grew substantially during the first quarter of 2008, particularly due to disbursement of two loans to a subsidiary PBP Orbis Sp. z o.o. for a total amount of PLN 10 million, as well as a grater value of short term deferred income as a result of reporting of fees for the year 2008 (due for perpetual usufruct of land). The increase of this item during the 12 months was caused (apart from the above-mentioned loans) by disbursement of earmarked loan to Orbis Transport Sp. z o.o. of PLN 10 million in August 2007. The second largest item of current assets comprises trade receivables. Its level is affected by turnover from hotel business. The value of this item grew slightly during 3 months of the current year. Cash and cash equivalents reported a significant decline during the 3 months of the current year due to, amongst others, disbursement of a loan to a subsidiary and intensive expenditure on investments. At the

(all amounts are quoted in PLN thousand, unless otherwise stated)

same time, in the first quarter of 2008 the Company sold all the securities (bonds) held by it, which have previously been acquired for the purpose of their sale at a gain resultant from the fluctuation in their prices. These securities have been reported under financial assets and valued at fair value.

4.3 Non-current liabilities

Non-current liabilities of the Company comprise three main sub-components, of which borrowings represent the most substantial item. The increase of this item by PLN 30 million as compared to December 31, 2007, was caused by drawing a successive tranche of a long-term investment loan. The remaining items, i.e. provision for deferred income tax and provision for retirement benefits and equivalent obligations did not change substantially during 3 months of 2008, nor during the last 12 months.

4.4 Current liabilities

Alike in the case of non-current liabilities, the current liabilities item is dominated by borrowings, mainly incurred from companies belonging to the Orbis Group. The value of this item increased slightly as compared to December 31, 2007, as a result of accounting of interest; while as compared to the first quarter of 2007, this item remained at more or less the same level. The second most significant item of non-current liabilities is other trade payables, which grew over 3 months of 2008, mainly as a result of increase on the value of accrued expenses and liabilities under the cash pooling scheme to the Company's subsidiary Hekon-Hotele Ekonomiczne S.A. The third largest item of current liabilities is trade payables, which are affected by the seasonality in the Company's hotel business. Trade payables declined as compared to December 31, 2007, and remained as more or less the same level as compared to March 31, 2007.

4.5 Borrowings

Creditor	Amount of borrowings with maturity as at the balance sheet date, i.e. 31.03.2008		Current borrowings	Non-current borrowings	
	PLN	EUR		maturity from 1 to 3 years	maturity of over 3 years
Fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	260 618	0	44 240	108 025	108 353
Loans - Hekon-Hotele Ekonomiczne S.A.	143 063	0	143 063	0	0
TOTAL :	**403 681**	**0**	**187 303**	**108 025**	**108 353**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Items in which major changes have ocurred	As at 31.03.2008 (change in 3 months of 2008)	As at 31.12.2007 (change in 9 months of 2007)	% change in 3 months ended on 31.03.2008	As at 31.03.2007 (change in 3 months of 2007)	%change in 12 months ended on 31.03.2008
DEFERRED TAX PROVISION AND ASSETS*					
Provision for deferred tax	58 661	63 817	-8,08%	65 215	-10,05%
PROVISIONS FOR LIABILITIES					
1. Provision for retirement benefit and other obligations	**39 137**	**39 606**	**-1,18%**	**35 469**	**10,34%**
Opening balance	39 606	35 469		35 538	
- created	0	7 095		0	
- used	(469)	(2 958)		(69)	
- released		0		0	
Closing balance	39 137	39 606		35 469	
2. Provision for restructuring costs	**304**	**306**	**-0,65%**	**2 159**	**-85,92%**
Opening balance	306	2 159		5 752	
- created	0	306		0	
- used	0	(1 842)		(3 593)	
- released	(2)	(317)		0	
Closing balance	304	306		2 159	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**3 985**	**3 985**	**0,00%**	**6 059**	**-34,23%**
Opening balance	3 985	6 059		6 059	
- created	0	0		0	
- used	0	(2 074)		0	
- released	0	0		0	
Closing balance	3 985	3 985		6 059	
2. Impairment of property, plant and equipment	**423 090**	**423 888**	**-0,19%**	**468 242**	**-9,64%**
Opening balance	423 888	468 242		468 242	
- created	0	29 385		0	
- used	0	(58)		0	
- released	(798)	(18 251)		0	
- reversed	0	(55 430)		0	
Closing balance	423 090	423 888		468 242	

*The deferred tax provision and assets are recognized according to their final netted balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the Orbis Group

As at March 31, 2008, contingent assets and liabilities were as follows:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the value in 3 months ended on miesięcy zakończonych 31.03.2008	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o. - associated company	06.12.2008	2 000	0	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	Orbis Casino Sp. z o.o. - associated company	7.12.2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	Orbis Casino Sp. z o.o. - associated company	31.12.2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. 2008/007 dated March 17, 2008.	Societe Generale SA Branch in Poland	Orbis Transport Sp. z o.o.- subsidiary company	16.02.2009	30 000	30 000	According to the statement of Orbis SA on submission to enforcement procedure up tot he amount of PLN 30.000 thousand, the Bank may issue a bank's writ of payment enforceable until February 15, 2009.
			TOTAL	35 000	30 000	
		of which: intra-Group sureties for borrowings or guarantees		0	0	
				0	0	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. CASH FLOWS IN THE COMPANY ORBIS S.A.

	3 months ended on 31.03.2008	3 months ended on 31.03.2007	% change 2008/2007
Cash flows from operating activities	(3 827)	3 812	-200,39%
Cash flows from investing activities	(53 012)	(38 351)	38,23%
Cash flows from financing activities	27 971	(1 702)	-1743,42%
Total net cash flows	**(28 868)**	**(36 241)**	**20,34%**
Cash and cash equivalents at the end of period	809	17 009	-95,24%

In the first quarter of the current year the Company reported negative net cash flows, which indicates that expenditure is financed not only from a surplus of cash generated from operating activities but also from financing activities and own funds.

5.1 Operating activities

In the first quarter of 2008 the Company reported negative cash flows from operating activities. The most important positive adjustments were depreciation and change in the balance of current liabilities. The most important negative adjustments were the change in the balance of receivables and interest and dividends (due to a dividend being due to Orbis S.A. from its subsidiary Orbis Kontrakty Sp. z o.o. is the first quarter of the year). These sums and the loss incurred by the Company plus the paid income tax resulted in a negative cash flow from operating activities.

5.2 Investing activities

Traditionally, the Company reported negative cash flows from investing activities during the first 3 months of the year. It also evidenced a permanent engagement into investments in hotel properties by Orbis S.A. In addition, the negative cash flow was further aggravated by a loan of PLN 10 million disbursed to a subsidiary PBP Orbis sp. z o.o. Main sources of positive cash flows from investing activities were dividend from a subsidiary Orbis Kontrakty Sp. z o.o. and gains from sale of securities.

5.3 Financing activities

The basic driver of figures in respect of the financing activities in the first quarter of the current year, which resulted in positive cash flows, was drawing upon a successive tranche of an investment loan amounting to PLN 30 million. The remaining items did not change as compared to the corresponding period of the year 2007, while their impact upon the cash flows from financing activities was negligible.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at 31.03.2008	As at 31.12.2007	% change in 3 months ended on 31.03.2008	As at 31.03.2007	% change in 12 months ended on 31.03.2008
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	1 029 109	1 035 413	-0,61%	914 135	12,58%
Equity	**1 680 196**	**1 686 500**	**-0,37%**	**1 565 222**	**7,35%**

During the first quarter of 2008, the level of share capital remained invariably at the level reported in the preceding period.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

The reduction in retained earnings in the first quarter of 2008 in the amount of PLN 6 304 thousand was the result of booking the net loss for the current reporting period.

Dividends received:

- Orbis Kontrakty Sp. z o.o. – dividend in the amount of PLN 6 400 thousand payable to Orbis S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company of March 18, 2008. The first installment amounting to PLN 5 600 thousand was paid to Orbis S.A. bank account on March 31, 2008.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring and one-off events that could have an impact upon the financial results of the Company were reported during the first quarter of 2008 and during the first quarter of 2007.

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 3 months of 2008, Orbis S.A. executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 601 thousand, including PLN 577 thousand under the management contract, while expenses totaled PLN 2 760 thousand, including PLN 2 759 thousand as license fee. In the first quarter of 2007, revenues amounted to PLN 279 thousand, including PLN 269 thousand under the management contract, while expenses totaled PLN 2 596 thousand, including PLN 2 589 thousand as license fee. As at March 31, 2008, receivables from the above-mentioned transactions amounted to PLN 712 thousand, while as at March 31, 2007, they were equal to PLN 197 thousand. Payables to Accor Polska Sp. z o.o. under the above-mentioned transactions totaled PLN 3 366 thousand as at March 31, 2008, and PLN 3 160 thousand as at March 31, 2007.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 488 thousand, while in the first quarter of 2007, this figure totaled 397 thousand. Both as at March 31, 2008 and as at March 31, 2007, the Company did not report any payables to Accor Centres de Contacts Clients.

(all amounts are quoted in PLN thousand, unless otherwise stated)

- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels belonging to Orbis S.A. - in the first quarter of 2008, revenues from the lease of Etap hotels amounted to PLN 707 thousand, and in the first quarter of 2007, PLN 630 thousand.
- with PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., revenues from the sale of trademark in the first quarter of 2008 equaled PLN 276 thousand, while in the first quarter of 2007, PLN 553 thousand.
- with Hekon - Hotele Ekonomiczne S.A., revenues under the mutual service contract in the first quarter of 2008 amounted to PLN 725 thousand, and costs PLN 702 thousand. In the corresponding period of 2007, revenues under these transactions amounted to PLN 680 thousand, and costs to PLN 712 thousand.
- with Hekon - Hotele Ekonomiczne S.A. costs of interest on borrowings in the first quarter of 2008 amounted to PLN 1 945 thousand, and in the corresponding period of 2007, the cost of interest on bonds came to PLN 1 483 thousand.
- with PBP Orbis Sp. z o.o. current receivables under the loan granted in the first quarter of 2008 equaled PLN 10 000 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

No changes occurred during the reporting period in the accounting policies as compared to the financial statements published earlier.

11. EVENTS AFTER THE BALANCE SHEET DATE

Events after the balance sheet date are described in point 12 of the consolidated interim financial statements of the Orbis Group as at March 31, 2008 and for 3 months ended on March 31, 2008.

12. SHAREHOLDERS

As at May 15, 2008, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at May 15, 2008, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

(all amounts are quoted in PLN thousand, unless otherwise stated)

Shareholder (description)	Number of shares held as at 15.05.2008 (corresponds to a number of votes at the GM)	Percentage share in the share capital as at 15.05.2008 (corresponds to a percentage share in total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from 29.02.2008 to 15.05.2008
- Accor S.A.:	**20 955 773**	**45,48%**	
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	**9 377 690**	**20,35%**	
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*4 624 770*	*10,04%*	
- Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at May 15, 2008, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 1,000 shares of Orbis S.A.
2. Krzysztof Andrzej Geruła - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
4. Marcin Szewczykowski - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at May 15, 2008, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Jacek Kseń
   does not hold any Orbis S.A. shares
3. Erez Boniel
   does not hold any Orbis S.A. shares
4. Michael Flaxman
   holds 268 Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Elżbieta Czakiert
   hold 511 Orbis S.A. shares
7. Artur Gabor
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
   does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated interim financial statements of the Orbis Group.

END